UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

AUTOWEB, INC.

(Name of Subject Company)

AUTOWEB, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05335B100

(CUSIP Number of Class of Securities)

Glenn E. Fuller

Executive Vice President, Chief Legal Officer and Secretary

AutoWeb, Inc.

400 North Ashley Drive, Suite 300

Tampa, Florida 33602

(949) 225-4500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Matthew B. Dubeck

Stewart L. McDowell

Gibson, Dunn & Crutcher LLP

333 S. Grand Ave

Los Angeles, California 90071

(213) 229-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 3, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by AutoWeb, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Unity AC 1, LLC, a Delaware limited liability company (“Parent”) and Unity AC 2, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”) to purchase all of the outstanding shares of the Company’s common stock (the “Shares”) at an offer price per Share of $0.39, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes. The terms of the Offer are disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on August 3, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2022 and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 24, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware, as amended, Purchaser will merge with and into the Company (the “Merger”).

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.   Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period

The Offer expired at the Expiration Time. Computershare Trust Company, N.A. has advised Purchaser that, as of the Expiration Time, 9,397,038 Shares were validly tendered and not validly withdrawn pursuant to the Offer, which represents approximately 66.9% of all Shares outstanding as of the Expiration Time. Accordingly, the Minimum Condition has been satisfied and all other conditions to the Offer were satisfied or waived. All Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment by Purchaser.

Following Purchaser’s acceptance for payment of the Shares tendered pursuant to the Offer, on August 31, 2022, Purchaser completed the Merger in accordance with Section 251(h) of the DGCL without a vote of the Company’s stockholders, with the Company continuing as the Surviving Corporation and a wholly-owned subsidiary of Parent. At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company or any wholly-owned subsidiary of the Company, Parent, Purchaser or any other wholly-owned subsidiary of Parent, in each case, as of immediately prior to the commencement of the Offer and (ii) Shares held by a stockholder who (A) has demanded appraisal for such shares in accordance with Section 262 of the DGCL, (B) has properly complied with Section 262 of the DGCL, and (C) has not effectively withdrawn or lost its rights to appraisal), will, without any further action on the part of the holder of such Share, be converted into the right to receive a price per Share equal to the Offer Price, without interest and subject to any required withholding of taxes, payable to the holder thereof upon surrender of the certificate formerly representing, or transfer of Direct Registration Book-Entry Share or book-entry transfer of, such Share.

On August 31, 2022, Parent issued a press release announcing the expiration and results of the Offer and completion of the Merger. The full text of the press release is attached as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

As a result of the consummation of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Capital Market. Parent and the Company intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

Item 9.   Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(D)	Press Release issued by Parent on August 31, 2022 announcing the expiration and results of the Offer and completion of the Merger.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUTOWEB, INC.

Date: August 31, 2022	By:	/s/ Glenn E. Fuller
Name: Glenn E. Fuller
Title: Executive Vice President, Chief Legal Officer and Secretary